 Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Q3 2013 Results

November 13, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) is pleased to announce its operating and financial results for the third quarter of 2013 (“Q3” or the “Quarter”) and the nine months to September 30, 2013. All results are reported in Canadian dollars unless otherwise indicated. Caledonia owns 49% of the Blanket Mine in Zimbabwe. Operational and financial information set out below is on a 100% basis unless indicated otherwise.

Operating Review – Blanket Mine, Zimbabwe

• Gold produced in Q3 was 12,042 ounces (Q2 2013, 11,588 ounces; Q3 2012, 12,918 ounces) and was ahead of the planned target of 11,000 ounces.

    o Gold production in the Quarter increased from the previous quarter due to the higher realised grade of 4.03g/t compared with 3.82g/t in the preceding quarter and improved gold recovery of 93.6% compared to 93.2% in the preceding quarter.

• Gold produced in the 9 months to September 30, 2013 was 34,102 ounces compared to 33,642 ounces in the 9 months to September 30, 2012.

• Management believes that Blanket is on course to produce approximately 44,000 ounces in 2013.

• Blanket’s on-mine cash cost, all-in sustaining cost and all-in cost per ounce of gold produced for the quarter, the preceding quarter and 2012 are shown in the table below.

Blanket Mine: costs per ounce (US$/oz)1
	On-mine cash cost	All-in sustaining cost	All-in cost
Q3 2013	554	873	999
Q2 2013	584	956	1,211
2012	571	955	1,027

1 References herein to “operating cost”, “All-in sustaining cost” and “All-in cost” are performance measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”). Non-IFRS performance measures have no standardized method for calculating and accordingly are not a reliable way to compare us against other companies. Management believes these non-IFRS measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. Refer to Section 10 of our MD&A for a discussion of non-IFRS measures, including a reconciliation of such non-IFRS measures to the IFRS measures we report.

• Movements in costs per ounce are largely due to variations in gold production as Blanket’s fixed costs are spread over a higher or lower number of ounces of gold. The lower average gold price received in Q3 2013 also resulted in a reduction in the royalty component of all-in sustaining and all-in cost per ounce. Blanket’s all-in cost includes investments in projects to increase production and for which there is currently no production

• Regrettably there was an accident at Blanket in the Quarter as a result of which two employees were injured and one employee was fatally injured.

• Deep level exploration and development at the Blanket mine and exploration and development at the GG, Mascot and Sabiwa satellite projects continued.

Financial Highlights

• Gold sales during the Quarter were 12,042 ounces at an average sales price of $1,330 per ounce of gold.

• Gross Profit for the Quarter (i.e. after depreciation and amortization but before administrative expenses) was $7.7 million (Q2 2013, $8.6 million; Q3 2012, $12.6 million).

• Net profit after tax for the Quarter attributable to Caledonia shareholders was $3.7 million (Q2 2013, $3.0 million; Q3 2012, loss $7.2 million after a non-cash, non-recurring expense of $12.1m arising on the implementation of indigenisation at Blanket)

• Basic earnings per share attributable to Caledonia shareholders for the Quarter were 7.2 cents per share, (Q2 2013, 5.8 cents; Q3 2012, loss 14.3 cents after the non-cash non-recurring expense arising on the implementation of indigenisation at Blanket). The earnings per share numbers for the Quarter and all preceding quarters reflect the one-for-ten share consolidation which took place during the preceding quarter.

• At September 30, 2013 Caledonia had cash and cash equivalents of $25.1 million (June 30 2013, $22.5 million; December 31, 2012 $27.9 million).

Commenting on the Q3 results, Stefan Hayden, Caledonia President and Chief Executive Officer said: “The third quarter of 2013 presented continued challenges due to the prevailing lower gold price. In response to the lower gold price, Caledonia, working with Blanket management, has introduced measures to increase mine production from approximately 1,030 tonnes per day (“tpd”) in Q1 2013, to approximately 1,075 tpd in the second quarter and to 1,110 tpd in the third quarter.

Gold production in the third quarter also benefitted from an improvement in the realised grade. The average realised grade in Q3 was 4.03 grams per tonne (“g/t”), higher than the 3.82 g/t achieved in the previous quarter but lower than the 4.16 g/t achieved in 2012. Gold recovery also improved in the Quarter, metallurgical recoveries in the Quarter increased to 93.6% from 93.2% in the preceding quarter and were virtually unchanged from the 93.7% achieved in 2012. Blanket’s metallurgical plant has considerable surplus capacity and is one of the most efficient in the industry, which reflects our recent investments and the skills of Blanket’s management and employees.

The adverse effect of the lower gold price on profitability was also mitigated somewhat by lower costs. Blanket’s on-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce were all lower in Q3 2013 than in the preceding quarter and in 2012. Blanket retains its position as one of the lowest cost gold producers in Africa.

Supported by the Company’s strong cash position and continued cash generation at the operational level, development and exploration activity at Blanket has accelerated. We continue to move towards achieving our targeted increase in production. In light of the increased rate of production, in August 2013 we increased our production guidance for 2013 from 40,000 ounces to 44,000 ounces. As previously advised, production is expected to increase to 48,000 ounces in 2014 and 52,000 ounces in 2015.

Exploration at Blanket below 750 m and at Blanket’s satellite projects continues and we continue to be encouraged by the results evaluated so far. Development and exploration work at GG and Mascot continues to identify mineralisation.

Regrettably an accident occurred at Blanket in the Quarter as a result of which one Blanket employee was fatally injured and two employees were injured. Following this accident, Blanket management has increased its measures to ensure that the prescribed safe-working practices are strictly adhered to. The Directors and Management of Caledonia express their sincere condolences to the family and colleagues of the deceased employee.

As a low-cost producer with a robust balance sheet, Caledonia is well-positioned to continue to implement its growth strategy, notwithstanding the current volatility in the gold price.”

The full Report & Accounts, including the Management Discussion and Analysis for the quarter ended September 30, 2013 are available from the Company's website www.caledoniamining.com and from SEDAR.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000
Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

Appendix: Summary Financial Statements (unaudited)

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)

	For the 3 months ended				For the 9 months ended
	September 30				September 30
	2013		2012		2013		2012
	$		$		$		$
Revenue		16,591		21,494		52,999		57,609
Royalty		(1,165)		(1,504)		(3,651)		(4,034)
Production costs		(6,872)		(6,389)		(21,493)		(19,151)
Depreciation		(835)		(999)		(2,458)		(2,759)
Gross profit		7,719		12,602		25,397		31,665
Administrative expenses		(1,153)		(973)		(5,853)		(2,947)
Share-based payment expenses		-		(14,569)		-		(14,569)
Indigenisation expenses		-		(269)		-		(1,275)
Foreign exchange (loss)/gain.		-		(934)		-		(574)
Results from operating activities		6,566		4,143		19,544		12,300
Net finance expense		(12)		(25)		(62)		(106)
Profit/(loss) before income tax		6,554		(4,168)		19,482		12,194
Income tax expense		(1,965)		(5,031)		(5,618)		(8,786)
Net profit/(loss) for the period		4,589		(9,199)		13,864		3,408
Profit/(loss) on foreign currency translation		(331)		(1,763)		2,216		(1,959)
Total comprehensive income/(loss) for the period		4,258		(10,962)		16,080		1,449

Profit/(loss) attributable to:
Owners of the Company		3,733		(7,240)		11,381		5,367
Non-controlling interests		856		(1,959)		2,483		(1,959)
		4,589		(9,199)		13,864		3,408
Total comprehensive income/(loss) attributable to:
Owners of the Company		3,052		(8,984)		13,619		3,427
Non-controlling interests		1,206		(1,978)		2,461		(1,978)
		4,258		(10,962)		16,080		1,449

Earnings/(loss) per share (cents)
Basic		7.2		(14.3)		21.9		10.6
Diluted		7.2		(14.1)		21.9		10.5

Adjusted earnings/(loss) per share (cents)2
Basic		7.2		12.0		25.1		39.0
Diluted		7.2		12.0		25.1		38.0

Weighted average number of common shares
outstanding (thousand)
Basic		52,124		50,790		51,944		50,475
Diluted		52,138		51,237		51,970		50,922

2 Non-IFRS performance measures such as "Adjusted earnings/(loss) per share" are used throughout this document. Refer to Section 10 of the Management's Discussion and Analysis for a discussion of non-IFRS measures

Consolidated Statement of Cash Flows (unaudited)
(In thousands of Canadian dollars)
	For 3 months ended				For 9 months ended
	September 30				September 30
	2013		2012		2013		2012
	$		$		$		$
Cash flows from operating activities
Profit/(loss) for the period		4,589		(9,199)		13,864		3,408
Adjustment to reconcile net cash from operations		3,370		19,570		9,129		25,767
Changes in non-cash working capital		(892)		1,993		(4,855)		1,037
Cash flows generated from continuing operations		7,067		12,364		18,138		30,212
Indigenisation expenses		-		(269)		-		(1,275)
Advance dividend paid		-		(1,894)		(1,987)		(3,739)
Tax paid		(1,785)		(3,402)		(6,198)		(7,124)
Interest paid		(12)		(25)		(62)		(106)
Net cash from operating activities		5,270		6,774		9,891		17,968

Cash flows from investing activities
Property, plant and equipment additions		(3,362)		(2,135)		(8,470)		(4,914)
Net cash used in investing activities		(3,362)		(2,135)		(8,470)		(4,914)

Cash flows from financing activities
Blanket dividend paid to Indigenous Zimbabweans		(488)		-		(5,938)
Proceeds from shares issued		-		-		470		514
Net cash from (used in) financing activities		(488)		1,653		(5,468)		514

Net increase/(decrease) in cash and cash equivalents		1,420		4,639		(4,047)		13,568
Cash and cash equivalents at beginning of period		22,475		18,185		27,942		9,256
Cash and cash equivalents at end of period		23,895		22,824		23,895		22,824

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	September 30,	December 31,
		2013	2012
		$	$
Total non-current assets		43,748	36,533
Inventories		5,982	5,508
Prepayments		158	126
Trade and other receivables		5,074	1,718
Cash and cash equivalents		25,099	27,942
Total current assets		36,313	35,294
Total assets		80,061	71,827

Total non-current liabilities		6,903	6,928
Trade and other payables		4,785	5,775
Bank overdraft		1,204
Advance dividend accrual		-	1,987
Income taxes payable		938	1,518
Total liabilities		13,830	16,208
Capital and reserves		66,231	55,619
Total equity and liabilities		80,061	71,827